NEWS RELEASE

[LOGO] COMMAND SECURITY CORPORATON

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703


                          COMMAND SECURITY CORPORATION
                                     REPORTS
                          THIRD FISCAL QUARTER RESULTS


Lagrangeville, New York***February 10, 2006***Command Security Corporation (OTCBB: CMMD.OB) announced today its results for the third fiscal quarter ended December 31, 2005.

Revenues for the three months ended December 31, 2005 increased $1,145,940, or 5.7%, to $21,403,564, compared with revenues of $20,257,624 in the same period of the prior year. Revenues for the nine months ended December 31, 2005 increased $4,363,506, or 7.3%, to $64,245,048, compared with revenues of $59,881,542 in the same period of the prior year. The increase in revenues for the three and nine month periods was primarily due to expanded services being provided to new and existing airline customers at John F. Kennedy International Airport in New York, Baltimore/Washington International Airport in Maryland, Los Angeles International Airport in California and Portland International Jetport in Maine.

Operating income for the three months ended December 31, 2005 was $357,450, compared with $293,859 in the same period of the prior year. Operating income for the nine months ended December 31, 2005 was $426,479, compared with an operating loss of $61,512 in the same period of the prior year. Operating results for the nine months ended December 31, 2005 include a special item for an additional provision for bad debts of $850,000 related to the filing by Delta Air Lines and Northwest Airlines of voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

Net income applicable to common stockholders for the three months ended December 31, 2005 was $301,147, compared with $183,997 in the same period of the prior year. Net income applicable to common stockholders for the nine months ended December 31, 2005 was $272,855, compared with a net loss of $407,326 in the same period of the prior year.

Net income per common share for the three months ended December 31, 2005 was $.03 basic and diluted, compared with $.02 basic and diluted in the same period of the prior year. Net income per common share for the nine months ended December 31, 2005 was $.03 basic and diluted, compared with a net loss per common share of $.06 basic in the same period of the prior year. The Company did not present diluted loss per common share for the nine months ended December 31, 2004 because the effect of the assumed issuance of common shares upon the exercise of outstanding warrants and stock options was antidilutive.

Barry Regenstein, Command Security Corporation's President stated: "Overall, we are pleased with our performance for the third fiscal quarter which continues to feature growth in customers and new geographic locations. We are excited about the opportunities that lie before us in 2006 to participate in even more segments of the growing marketplace for security services and deliver even more value for our customers and shareholders. In this regard, we previously announced signing a consulting agreement in January 2006 with Giuliani Security & Safety to provide a broad range of guidance and assistance to the Company to help grow our business. Continuing our focus on delivering value to customers, and developing leadership and professional talent will reinforce our prospects for sustained value generation."

Command Security Corporation provides aviation and security guard services through company-owned offices in California, Connecticut, Delaware, Florida, Illinois, Maine, Maryland, Massachusetts, New Jersey, New York, Oregon and Pennsylvania.

This announcement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under "Factors Affecting Future Financial Results" in the Company's annual report on Form 10-KSB for the year ended March 31, 2005, and such other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

                                                               Three Months Ended              Nine Months Ended
                                                                  December 31,                    December 31,
                                                        -----------------------------     ------------------------------
                                                            2005             2004             2005              2004
                                                        ------------     ------------     ------------      ------------
Revenues                                                $ 21,403,564     $ 20,257,624     $ 64,245,048      $ 59,881,542

Operating income (loss)                                      357,450          293,859          426,479           (61,512)

Net income (loss)                                            301,147          183,997          272,855          (368,913)

Preferred stock dividends                                         --               --               --           (38,413)

Net income (loss) applicable to common stockholders     $    301,147     $    183,997     $    272,855      $   (407,326)

Net income (loss) per common share
     Basic                                              $       0.03     $       0.02     $       0.03      $      (0.06)
     Diluted                                            $       0.03     $       0.02     $       0.03               n/a

Weighted average number of common shares
outstanding
     Basic                                                 9,022,694        7,603,211        8,401,501         7,164,200
     Diluted                                               9,696,159        7,723,409        9,348,788               n/a

Balance Sheet Highlights                                     December 31, 2005               March 31, 2005
                                                             -----------------               --------------
                                                               (Unaudited)                     (Audited)
Cash                                                          $   553,549                    $ 2,511,050
Accounts receivable                                            13,890,763                     13,075,957
Total current assets                                           17,364,421                     16,722,644 *
Total assets                                                   18,585,155                     17,957,478 *
Total current liabilities                                      10,654,502                     13,043,573 *
Short-term debt                                                 4,612,183                      4,838,473
Long-term debt                                                     47,256                         41,066
Stockholders' equity                                            7,383,447                      4,409,327
Total liabilities and stockholders' equity                    $18,585,155                    $17,957,478 *

* - Certain amounts have been reclassified to conform with the Company's fiscal
2006 presentation.